Exhibit I

Capital Clean Energy Carriers Corp. Announces Pricing of €250 Million Unsecured Bonds

February 20, 2026

ATHENS, Greece, February 20, 2026 (GLOBE NEWSWIRE) — Capital Clean Energy Carriers Corp. (NASDAQ: CCEC), an international owner of ocean-going vessels, today announced that it has successfully priced the offering of €250 million of unsecured bonds to investors in Greece (the “Bonds”) which will be admitted to trading in the category of fixed income securities of the Regulated Market of the Athens Exchange.

The Bonds will mature in 2033 and will have a coupon of 3.75%, payable semi-annually. The offering is subject to customary closing conditions, and settlement is expected to occur on February 25, 2026. The trading of the Bonds on the Athens Exchange is expected to commence on February 26, 2026.

The proceeds of the Bonds will be used to repay debt, to finance part of CCEC’s capital expenditure and the remainder of such proceeds, if any, will be used to finance working capital needs. CCEC estimates the expenses of the offering to be approximately €7.5 million.

The Bonds have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any state of the United States, and, subject to certain exceptions, may not be offered or sold in the United States. The offering is not directed to, and may not be accessed by, persons located in the United States (as defined in Regulation S under the Securities Act).

About Capital Clean Energy Carriers Corp.

Capital Clean Energy Carriers Corp. (NASDAQ: CCEC), an international shipping company, is a leading platform of gas carriage solutions with a focus on the energy transition. CCEC’s in-the-water fleet includes 14 high specification vessels, including 12 latest generation LNG carriers (“LNG/C”), one legacy Neo-Panamax container vessel and one handy LCO2/multi-gas carrier. In addition, CCEC’s under-construction fleet includes nine additional latest generation LNG/Cs, six dual-fuel medium gas carriers and three handy LCO2/multi-gas carriers, to be delivered between the second quarter of 2026 and the first quarter of 2029.

For more information about CCEC, please visit: www.capitalpplp.com

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common shares.

Contact Details:

Investor Relations / Media

Brian Gallagher

EVP Investor Relations

Tel. +44-(770) 368 4996

E-mail: b.gallagher@capitalmaritime.com

Nicolas Bornozis / Markella Kara

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: ccec@capitallink.com